SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                 AMENDMENT NO. 8
                                       to
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D
                                ---------------
                                OZEMAIL LIMITED
                              (ACN # 066 387 157)
                           (NAME OF SUBJECT COMPANY)
                      UUNET HOLDINGS AUSTRALIA PTY LIMITED
                            UUNET TECHNOLOGIES, INC.
                               MCI WORLDCOM, INC.
                                    (BIDDER)
                                ---------------
                              ORDINARY SHARES AND
        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 10 ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)
                                ---------------
                            [NONE] (ORDINARY SHARES)
                    [692674104] (AMERICAN DEPOSITARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                ---------------
                               CHARLES T. CANNADA
                  SENIOR VICE PRESIDENT, CORPORATE DEVELOPMENT
                               MCI WORLDCOM INC.
                             515 EAST AMITE STREET
                          JACKSON, MISSISSIPPI 39201
                                 (601) 360-8600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                ---------------
                                WITH  COPIES TO:

            R. RANDALL WANG, ESQ.        MARTINA W. KNEE, ESQ.
            BRYAN CAVE LLP               UUNET TECHNOLOGIES, INC.
            ONE METROPOLITAN SQUARE      3060 WILLIAMS DRIVE
            SUITE 3600                   FAIRFAX, VIRGINIA  22031
            ST. LOUIS, MISSOURI  63102   (703) 206-5600
            (314) 259-2000


              Page 1 of 9 pages Exhibit Index is located on page 8.
================================================================================

                            Amendment No. 8 to 14D-1
CUSIP NO. 692674104                                            Page 2 of 9 Pages

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              UUNET HOLDINGS AUSTRALIA PTY LIMITED (00-00000000)
-------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY
-------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                   WC & BK
-------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                   NOT APPLICABLE                                            [_]
-------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW SOUTH WALES, AUSTRALIA
-------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   21,863,174
-------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                   NOT APPLICABLE                                            [_]
-------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                   14.9%
-------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 8 to 14D-1
CUSIP NO. 692674104                                            Page 3 of 9 Pages


-------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                      UUNET TECHNOLOGIES, INC.  54-1543611
-------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                       WC & BK
-------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                       NOT APPLICABLE                                        [_]
-------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
-------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       21,863,174
-------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                       NOT APPLICABLE                                        [_]
-------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                       14.9%
-------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                        CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 8 to 14D-1
CUSIP NO. 692674104                                            Page 4 of 9 Pages


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                     MCI WORLDCOM, INC.  58-1521612
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                     WC & BK
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                     NOT APPLICABLE                                          [_]
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                     GEORGIA
--------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     21,863,174
--------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
       SHARES*

                     NOT APPLICABLE                                          [_]
--------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     14.9%
--------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 8 to 14D-1
CUSIP NO. 692674104                                            Page 5 of 9 Pages



     This Statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 7, 1999, which was amended on January 20, 1999, January 27, 1999, February 2, 1999, February 3, 1999, February 9, 1999,
February 12, 1999 and February 12, 1999 (the "Schedule 14D-1"), and relates to the offer by UUNET Holdings Australia Pty Limited, a company incorporated in New South Wales, Australia ("Purchaser") and a wholly owned subsidiary of UUNET Technologies, Inc., a Delaware corporation ("Intermediate"), which is, in turn, a wholly-owned subsidiary of MCI WORLDCOM, Inc., a Georgia corporation ("Parent"), to purchase all outstanding: (a) ordinary shares (the "Shares") of OzEmail Limited, a corporation incorporated under the laws of the State of New South Wales, Australia (the "Company"), and (b) American Depositary Shares ("ADSs"), each representing 10 Ordinary Shares (the Shares and the ADSs collectively, the "Securities"), of the Company, at a price of US$2.20 per Share and US$22.00 per ADS, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 1999 (Sydney time (January 7, 1999, New York time)), a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(1) thereto and (i) in the case of Shares, in the related Acceptance and Transfer Form, a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(2) thereto and (ii) in the case of ADSs, in the related Letter of Transmittal, a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(3) thereto (which Offer to Purchase, Acceptance and Transfer Form and Letter of Transmittal, as amended from time to time, together constitute the "Offer").

     Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         See below.

ITEM 10. ADDITIONAL INFORMATION.

         Items 5 and 10(f) are hereby amended and supplemented by the following:

     "On 15 February, 1999 (Sydney, Australia time), Purchaser filed with the Australian Stock Exchange notice pursuant to Section 663(3) of the Corporations Law declaring that the Offer is free from that part of the condition contained in Section 14 of the Offer to Purchase and set out in Section 1.2(i)(A) and
Section 1.2(i)(B) of the Offer, known as the 75% condition, but not the remainder of the condition contained in Section 14 of the Offer to Purchase and set out in Section 1.2(i) of the Offer, known as the 90% condition. A copy of the notice is filed as Exhibit (a)(20) hereto and is incorporated herein by reference."

     "On 15 February, 1999, Purchaser filed with the Australian Stock Exchange notice pursuant to Section 663(4) of the Corporations Law regarding the status of the conditions set out in Section 14 of the Offer to Purchase. A copy of the notice is filed as Exhibit (a)(21) hereto and is incorporated herein by reference."

     "Under the Corporations Law, one of the two alternative parts of the 75% condition must be satisfied in order for Purchaser to proceed with the compulsory acquisition of the remaining Shares of OzEmail. On 16 February, 1999, (Sydney, Australia time), the ASIC issued a declaration modifying the Corporations Law with respect to the requirements for compulsory acquisition permitting the second part of the 75% condition to be calculated five days, instead of one month, after the end of the Offer period. Absent the modification, a one month waiting period would be required after the expiration of the Offer before compulsory acquisition could commence under the second part of the 75% condition. For this Offer, however, the waiting period has been amended and reduced to five days. A copy of the declaration modifying the Corporations Law is filed as Exhibit (a)(22) hereto and is incorporated herein by reference."

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following paragraph thereto:

                            Amendment No. 8 to 14D-1
CUSIP NO. 692674104                                            Page 6 of 9 Pages



     "(a)(20) Notice pursuant to Section 663(4) of the Corporation Law in the form to filed by Purchaser with the Australian Stock Exchange on 15 February, 1999."

     "(a)(21) Notice pursuant to Section 663(3) of the Corporation Law in the form to filed by Purchaser with the Australian Stock Exchange on 15 February, 1999."

     "(a)(22) Declaration pursuant to Section 730 of the Corporation Law given by the Australian Securities and Investments Commission on 16 February, 1999."

     The undersigned hereby agree to jointly file a statement on Schedule 14D-1 and Schedule 13D, together with any amendments thereto, with the SEC pursuant to the requirements of Rule 14d-1 and Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

                            Amendment No. 8 to 14D-1
CUSIP NO. 692674104                                            Page 7 of 9 Pages


                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 16, 1999

                                         UUNET Holdings Australia Pty Limited

                                         By:                *
                                         Name:     Charles T. Cannada
                                         Title:          Director




                                         UUNET Technologies, Inc.

                                         By:                *
                                         Name:        Mark F. Spagnolo
                                         Title: President and Chief Executive
                                                         Officer



                                         MCI WORLDCOM, Inc.
                                         By:                *
                                         Name:       Scott D. Sullivan
                                         Title: Chief Financial Officer and
                                                        Secretary



*By:      /s/ Charles T. Cannada
         ---------------------------------------
 Name:   Charles T. Cannada
 Title:  Authorized Representative and Attorney-
         in-Fact under Powers of Attorney filed
         with the original Schedule 14D-1

                            Amendment No. 8 to 14D-1
CUSIP NO. 692674104                                            Page 8 of 9 Pages


                                  EXHIBIT INDEX

       *(a)(1) Offer to Purchase, dated January 8, 1999 (Sydney, Australia time) (January 7, 1999, New York time).

       *(a)(2)    Acceptance and Transfer Form

       *(a)(3)    Letter of Transmittal.

       *(a)(4)    Notice of Guaranteed Delivery.

       *(a)(5)    Letter   from   Merrill Lynch to Brokers, Dealers,  Commercial
                  Banks,  Trust  Companies and  Other  Nominees holding  OzEmail
                  ADSs.

       *(a)(6)    Letter to ADS Clients for Use by Brokers,  Dealers, Commercial
                  Banks,  Trust   Companies   and Other Nominees holding OzEmail
                  ADSs.

       *(a)(7) Form of Summary Advertisement as published in the Wall Street Journal on January 7, 1999 (New York City time).

       *(a)(8) News Release dated January 7, 1999 (Jackson, MS time), issued by Parent.

       (a)(9) News Release dated December 13, 1998 (Jackson, MS time) and December 14, 1998 (Sydney, Australia time), issued by Parent (incorporated by reference to Schedule 1 to the Subscription Agreement, which appears as Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       (a)(10) News Release dated December 14, 1998 (Sydney, Australia time), issued by the Company (incorporated by reference to Schedule 2 to the Subscription Agreement, which appears as Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       *(a)(11) News Release dated January 20, 1999 (Jackson, MS time), issued by Parent.

       *(a)(12) Letter from Parent to Shareholders/ADS holders dated 27 January, 1999 (Sydney, Australia time).

       *(a)(13) Notice pursuant to Section 663(3) of the Corporation Law in the form filed by Purchaser with the Australian Stock Exchange on February 1, 1999.

       *(a)(14) News Release dated February 8, 1999 (Jackson, MS time), issued by Parent.

       *(a)(15)   Letter  from  Parent  to  Shareholders/ADS   holders  dated  9
                  February, 1999 (Sydney, Australia time).

       *(a)(16) Notice of Variation pursuant to Section 657 of the Corporation Law in the form filed by Purchaser with the Australian Stock Exchange on 9 February, 1999 (Sydney, Australia time).

       *(a)(17) News Release dated February 11, 1999 (Jackson, MS time), issued by Parent.

       *(a)(18) News Release dated February 11, 1999 (Jackson, MS time), issued by Parent.

       *(a)(19) News Release dated February 12, 1999 (Jackson, MS time), issued by Parent.

       (a)(20) Notice pursuant to Section 663(4) of the Corporation Law in the form to filed by Purchaser with the Australian Stock Exchange on 15 February, 1999.

       (a)(21) Notice pursuant to Section 663(3) of the Corporation Law in the form to filed by Purchaser with the Australian Stock Exchange on 15 February, 1999.

                            Amendment No. 8 to 14D-1
CUSIP NO. 692674104                                            Page 9 of 9 Pages



       (a)(22) Declaration pursuant to Section 730 of the Corporation Law given by the Australian Securities and Investments Commission on 16 February, 1999.

        (b)(1) Amended and Restated Facility A Revolving Credit Agreement among MCI WorldCom (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated as of August 6, 1998 (incorporated herein by reference to Exhibit 10.1 to MCI WorldCom's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258)).

       (b)(2) 364-day Revolving Credit and Term Loan Agreement among MCI WorldCom (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated August 6, 1998 (incorporated herein by reference to Exhibit
                  10.3 to MCI WorldCom's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No.
                  0-11258)).

       (c) Subscription Agreement, dated December 11, 1998, by and between the Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc.
                  and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       (d)        [Not applicable.]

       (e)        [Not applicable.]

       (f)        [Not applicable.]

       *(g)(1) Powers of Attorney (contained on the signature pages to the original Schedule 14D-1, dated and filed on January 7, 1999).

* Previously filed